Exhibit 3.1

STATE OF DELAWARE CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST:  That at a meeting of the Board of Directors of Internet Media Services, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOUR (4)” so that, as amended, said Article shall be and read as follows:

“The amount of the total common stock of the corporation is authorized to issue 600,000,000 shares with a par value of $0.001 per share.  All holders of shares of common stock shall be identical with each other in every respect.

The amount of the total preferred stock of this corporation is authorized to issue is 10,000,000 shares with a par value of $0.001 per share.”

SECOND:  That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:  That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19 day of December, 2013.

By:	/s/ Raymond Meyers

Authorized Officer

Title:	President

Name:	Raymond Meyers